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January 9, 2007	OUR FILE NO. 351479-900401
VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
GSI Technology, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of our client GSI Technology, Inc., a Delaware corporation (the "Company"), we transmit for filing under the Securities Act of 1933, as amended, the Company's Registration Statement on Form S-1 (the "Registration Statement") relating to the sale by the Company of up to $57,500,000 of the Company's common stock, par value $0.001 per share, together with the exhibits as listed in the Registration Statement. Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Company for five years.

        Please note that the Company previously filed a registration statement on Form S-1 (Registration No. 333-114429) in April 2004 with the Securities and Exchange Commission ("SEC") and subsequently withdrew such registration statement. In connection with that filing, on April 13, 2004, the Company transmitted via wire transfer $13,113.45, representing the filing fee, to the SEC. Of that previously paid fee, the Company is applying $6,152.50 to cover the filing fee associated with the Registration Statement being filed today.

        Please direct any questions or comments regarding this filing to the undersigned at (650) 833-2164.

Very truly yours,

DLA Piper US LLP

/s/  DAVID HUBB

David Hubb
david.hubb@dlapiper.com

Enclosures

cc:
Douglas M. Schirle, GSI Technology, Inc. (w/o enclosures)

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